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                            April 27, 2021

       Christian Hanke
       Chief Financial Officer
       Oatly Group AB
       Stora Varvsgatan 6a
       211 19 Malm
       Sweden

                                                        Re: Oatly Group AB
                                                            Registration
Statement on Form F-1
                                                            Filed April 19,
2021
                                                            File No. 333-255344

       Dear Mr. Hanke:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed April 19, 2021

       Prospectus Summary, page 1

   1.                                                   Notwithstanding your
response to prior comment 1 that you will not be a "controlled company," it continues
to appear from your disclosure that the PRC will have a significant ownership interest in
you and, therefore, have significant influence over decisions that require shareholder
approval. If so, please revise to disclose that fact and that risks to investors.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christian Hanke
Oatly Group AB
April 27, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch
Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at
(202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameChristian Hanke
                                                           Division of
Corporation Finance
Comapany NameOatly Group AB
                                                           Office of
Manufacturing
April 27, 2021 Page 2
cc:       Marc Jaffe
FirstName LastName